FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 25, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

PRESS RELEASE

SANPAOLO IMI GROUP: NON-RECOURSE ASSIGNMENT OF
OUTSTANDING CREDITS TO ABN AMRO.

Sanpaolo IMI, Sanpaolo Banco di Napoli and Carisbo
assign credits for over 270 million Euro.

Turin, 25th May 2005 – SANPAOLO IMI, Sanpaolo Banco di Napoli and Cassa di Risparmio di Bologna have reached an agreement concerning the non-recourse assignment of outstanding credits for a total amount of over 270 million Euro nominal value, with an appreciation of 22 million euro.

The final agreements have been entered into today in Turin with ABN AMRO.

The three portfolios included in the assignment concern mortgage credits and unsecured credits claimed by the three Banks of the Group in respect of customers with debt exposure lower than Euro 50,000.

By such transaction – whose positive effects on the profit and loss account shall be taken into account already in the next “half-year report” – the Group decreases by 35% the number of outstanding positions managed by the internal credit recovery offices, with significant advantages in terms of saving on legal expenses and management costs. Moreover it achieves an increasing operational efficiency for the remaining positions of greater unit amount.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ Antonella Vicenzino
Name: Antonella Vicenzino

Title: Media Relation Dept

Date: May 25, 2005